LINCOLN MINING CORPORATION

350 – 885 Dunsmuir Street
Vancouver BC V6C 1N5
Tel: 604 688 7377 Fax: 604 688 7307

August 20, 2009

Final Approval of Lincoln Mining Qualifying Transaction and Resumption of Trading

VANCOUVER, BRITISH COLUMBIA - Lincoln Mining Corporation (previously named LPT Capital Ltd.) ("**Lincoln Mining**") (TSXV: LMG) is pleased to report that, further to its August 18, 2009 news release, Lincoln Mining has obtained final approval of the TSX Venture Exchange (the "**Exchange**") of the business combination transaction (the "**Merger**") with Lincoln Gold Corporation ("**Lincoln Gold**") which constitutes the "Qualifying Transaction" of Lincoln Mining under Exchange policy.

As indicated in an Exchange bulletin issued today, common shares of Lincoln Mining will resume trading on the Exchange at market open on August 21, 2009. Lincoln Mining will be classified as a Tier 2 "junior natural resource – mining" company on the Exchange.

After completion of the transactions comprising the Merger, Lincoln Mining has the following issued and outstanding securities:

- 58,388,067 common shares;
- warrants to purchase 2,075,760 common shares of Lincoln Mining held by former holders of share purchase warrants of Lincoln Gold Corporation, at exercise prices ranging from Cdn$0.65 to US$4.35 per share. 1,317,500 of these warrants, with an exercise price of US$0.45 per share, will expire on August 23, 2009; and
- warrants to purchase 14,627,531 common shares of Lincoln Mining at an exercise price of Cdn$0.25 per share until August 18, 2011, issued in connection with the private placement of Lincoln Mining that closed on August 18, 2009.

Lincoln Mining's flagship assets are the Pine Grove property in Nevada, and the La Bufa property in Chihuahua, Mexico.

Pine Grove is an advanced stage gold property located approximately 20 miles south of the copper mining town of Yerington, Nevada. Past production is estimated at 240,000 ozs. gold and drilling by Teck Resources in the 1990's identified gold mineralization on the property. Lincoln Mining is currently working towards preparation of a pre-feasibility study and permitting for production.

La Bufa is a gold-silver exploration property located in the Sierra Madre at the mining town of Guadalupe y Calvo, Chihuahua State, Mexico. Minera Lincoln de Mexico, a subsidiary of Lincoln Gold, is earning into a 60% ownership position from Almaden Resources Ltd., which controls approximately 2,300 hectares of land that surrounds the historic Rosario mine which produced an estimated 2 million ozs. gold and 28 million ozs. Silver which is owned by Gammon Gold. Recent drilling programs by Lincoln Gold encountered significant gold/silver mineralization that warrants further exploration.

For further information on the Pine Grove and La Bufa properties, including technical reports filed in accordance with National Instrument 43-101, please see Lincoln Mining's corporate disclosure documents filed on SEDAR (www.sedar.com).

Lincoln Mining also announces its intention to file a Form 15F with the United States Securities and Exchange Commission ("SEC"), in order to voluntarily terminate the registration of its common shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Lincoln Mining expects that termination of the registration of its common shares will become effective 90 days after the date of filing of the Form 15F with the SEC. However, as a result of the filing of a Form 15F, Lincoln Mining's obligation to file certain reports with the SEC will be immediately suspended.

Lincoln Mining believes that the costs associated with continuing the registration of its common shares under the Exchange Act, in particular the costs associated with complying with the requirements of the Sarbanes-Oxley Act, outweigh the benefits received by Lincoln Mining from maintaining its registration.

Lincoln Mining will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of Lincoln Mining's filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All scientific and technical information contained in this news release has been reviewed and approved by Jeffrey L. Wilson, the Vice President, Exploration of Lincoln Mining, who is a "qualified person" within the meaning of National Instrument 43-101.

On behalf of Lincoln Mining Corporation

"Paul Saxton"

Paul Saxton
President & CEO

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding future plans and objectives of Lincoln Mining are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Lincoln Mining's plans or expectations include availability of capital and financing, general economic, market or business conditions, regulatory changes, timeliness of government or regulatory approvals, results of exploration activities, risks inherent in the mineral exploration industry, and other risks detailed herein and from time to time in the filings made by Lincoln Mining with securities regulators. Lincoln Mining expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.